Consolidated Financial Statements

For the Years Ended December 31, 2016, and 2015

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Professional Accountants. The Independent Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2016.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2016, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Bury Holdings, Inc.; MWH Global, Inc.; VOA Associates, Inc.; Edwards and Zuck, P.C.; and Edwards and Zuck Consulting Engineers, D.P.C. acquisitions which are included in the Company’s 2016 consolidated financial statements. The aggregate assets acquired were $818.7 million, representing 19.1% of the Company’s total assets as at December 31, 2016. The gross revenue earned from their dates of acquisition to December 31, 2016, constituted 32.3% of the Company’s gross revenue for the year ended December 31, 2016.

Bob Gomes, P.Eng.	Dan Lefaivre, FCPA, FCMA
President & CEO	Executive Vice President & CFO
February 22, 2017	February 22, 2017

F-1	Stantec Inc.

Independent Auditors’ Report of Registered

Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited the accompanying consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stantec Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years ended December 31, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.’s internal control over financial reporting as at December 31, 2016, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2017 expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Professional Accountants

Edmonton, Canada

February 22, 2017

F-2	Stantec Inc.

Independent Auditors’ Report on Internal Control over

Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited Stantec Inc.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Bury Holdings, Inc.; MWH Global, Inc.; VOA Associates, Inc.; Edwards and Zuck, P.C.; and Edwards and Zuck Consulting Engineers, D.P.C. which are included in the 2016 consolidated financial statements of Stantec Inc. The total assets acquired from these specified acquisitions represented 19.1% of Stantec Inc.’s consolidated total assets at December 31, 2016 and 32.3% of Stantec Inc.’s consolidated gross revenue for the year then ended not subject to management’s assessment of and conclusion on the effectiveness of internal control over financial reporting. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of these specified acquisitions.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Stantec Inc. as at December 31, 2016 and 2015, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015, and our report dated February 22, 2017, expressed an unqualified opinion thereon.

Chartered Professional Accountants

Edmonton, Canada

February 22, 2017

F-3	Stantec Inc.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	Notes	December 31 2016 $	December 31 2015 $

ASSETS	17
Current
Cash and cash equivalents	8	210,903	67,342
Cash in escrow	8	8,844	8,646
Trade and other receivables	9	806,417	570,577
Unbilled revenue	36	421,829	228,970
Income taxes recoverable		46,705	19,727
Prepaid expenses		62,253	29,022
Other financial assets	14	20,890	26,722
Other assets	15	4,679	386

Total current assets		1,582,520	951,392
Non-current
Property and equipment	10	213,931	158,085
Goodwill	11	1,828,061	966,480
Intangible assets	12	449,530	138,079
Investments in joint ventures and associates	13	9,220	4,467
Deferred tax assets	28	26,195	11,254
Other financial assets	14	160,056	111,479
Other assets	15	15,155	643

Total assets		4,284,668	2,341,879

LIABILITIES AND EQUITY
Current
Trade and other payables	16	718,197	352,199
Billings in excess of costs	36	201,766	109,159
Income taxes payable		1,795	-
Long-term debt	17	91,876	133,055
Provisions	18	36,011	22,878
Other financial liabilities		2,378	2,601
Other liabilities	20	20,795	12,162

Total current liabilities		1,072,818	632,054
Non-current
Long-term debt	17	928,586	232,301
Provisions	18	80,664	62,572
Net employee defined benefit liability	19	50,490	-
Deferred tax liabilities	28	79,592	21,256
Other financial liabilities		7,591	2,748
Other liabilities	20	88,427	67,688

Total liabilities		2,308,168	1,018,619

Shareholders’ equity
Share capital	24	871,822	289,118
Contributed surplus	24	18,736	15,788
Retained earnings		917,883	852,725
Accumulated other comprehensive income		167,287	165,629

Total shareholders’ equity		1,975,728	1,323,260

Non-controlling interests		772	-

Total liabilities and equity		4,284,668	2,341,879

See accompanying notes

On behalf of Stantec Inc.’s Board of Directors

Aram Keith, PE, FASCE, Director	Bob Gomes, P.Eng., Director

F-4	Stantec Inc.

Consolidated Statements of Income

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	Notes	2016 $	2015 $

Gross revenue		4,300,130	2,877,245
Less subconsultant/subcontractor and other direct expenses		1,201,771	503,562

Net revenue		3,098,359	2,373,683
Direct payroll costs	30	1,422,058	1,081,088

Gross margin		1,676,301	1,292,595
Administrative and marketing expenses	7,24,30,37	1,335,098	988,571
Depreciation of property and equipment	10	51,172	45,880
Amortization of intangible assets	12	75,660	37,853
Net interest expense	29	28,648	10,929
Other net finance expense	29	6,356	3,308
Share of income from joint ventures and associates	13	(2,406)	(2,048)
Foreign exchange loss (gain)		685	(273)
Other expense (income)	31	272	(3,232)

Income before income taxes		180,816	211,607

Income taxes	28
Current		37,705	61,527
Deferred		12,562	(6,298)

Total income taxes		50,267	55,229

Net income for the year		130,549	156,378

Earnings per share
Basic	32	1.22	1.66

Diluted	32	1.22	1.65

See accompanying notes

F-5	Stantec Inc.

Consolidated Statements of Comprehensive Income

Years ended December 31 (In thousands of Canadian dollars)	Notes	2016 $	2015 $

Net income for the year		130,549	156,378

Other comprehensive income

Items that may be reclassified to net income in subsequent periods:

Exchange differences on translation of foreign operations		12,263	108,965
Unrealized loss on foreign currency hedge	21	(10,244)	-
Reclassification of realized loss on foreign currency hedge	21	10,244	-
Net unrealized gain on available-for-sale financial assets		3,919	31
Net realized gain on available-for-sale financial assets transferred to income		(28)	(4,466)
Realized exchange difference on sale of subsidiary		-	882
Income tax effect on available-for-sale financial assets		(69)	77

		16,085	105,489

Items not to be reclassified to net income:

Remeasurement losses on net employee defined benefit liability-net of deferred tax of $2,955	19	(14,427)	-

Other comprehensive income for the year, net of tax		1,658	105,489

Total comprehensive income for the year, net of tax		132,207	261,867

See accompanying notes

F-6	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

	Shares Outstanding (note 24)	Share Capital (note 24)	Contributed Surplus (note 24)	Retained Earnings	Accumulated Other Comprehensive Income	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2015	93,836,258	276,698	13,490	735,917	60,140	1,086,245

Net income				156,378		156,378
Other comprehensive income					105,489	105,489

Total comprehensive income				156,378	105,489	261,867
Share options exercised for cash	599,640	9,480				9,480
Share-based compensation expense			5,238			5,238
Reclassification of fair value of share options previously expensed		2,940	(2,940)			-
Dividends declared (note 24)				(39,570)		(39,570)

Balance, December 31, 2015	94,435,898	289,118	15,788	852,725	165,629	1,323,260

Net income				130,549		130,549
Other comprehensive income					1,658	1,658

Total comprehensive income				130,549	1,658	132,207
Share options exercised for cash	254,156	5,022				5,022
Share-based compensation expense			4,418			4,418
Shares repurchased under Normal Course Issuer Bid (note 24)	(572,825)	(1,754)	(95)	(16,361)		(18,210)
Shares issued, net of transaction costs (note 24)	19,964,000	578,061				578,061
Reclassification of fair value of share options previously expensed		1,375	(1,375)			-
Dividends declared (note 24)				(49,030)		(49,030)

Balance, December 31, 2016	114,081,229	871,822	18,736	917,883	167,287	1,975,728

See accompanying notes

F-7	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended December 31 (In thousands of Canadian dollars)	Notes	2016 $	2015 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		4,459,126	2,967,720
Cash paid to suppliers		(1,900,937)	(1,023,416)
Cash paid to employees		(2,194,884)	(1,664,563)
Interest received		4,717	2,377
Interest paid		(30,778)	(11,048)
Finance costs paid		(7,255)	(2,651)
Income taxes paid		(56,788)	(73,211)
Income taxes recovered		12,487	10,311

Cash flows from operating activities	33	285,688	205,519

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(1,072,565)	(203,461)
Cash in escrow	8	(7,667)	(8,646)
Dividend distributions from investments in joint ventures and associates	13	799	2,931
Purchase of investments held for self-insured liabilities		(12,111)	(7,487)
Decrease in other financial assets		14,179	4,922
Proceeds from lease inducements		3,229	560
Purchase of intangible assets		(7,558)	(3,591)
Purchase of property and equipment		(58,267)	(38,084)
Proceeds on disposition of property and equipment		3,379	462

Cash flows used in investing activities		(1,136,582)	(252,394)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of revolving credit facility		(282,350)	(135,854)
Proceeds from revolving credit facility		457,378	135,758
Repayment of bank indebtedness	8	-	(1,986)
Repayment of senior secured notes	17	(125,000)	-
Proceeds from term loan	17	450,000	-
Transaction costs on long-term debt		(9,373)	-
Payment of finance lease obligations		(14,280)	(13,360)
Repurchase of shares for cancellation	24	(18,210)	-
Proceeds from issue of share capital		608,933	9,480
Transaction costs for issue of shares		(25,850)	-
Payment of dividends to shareholders	24	(46,112)	(38,334)

Cash flows from (used in) financing activities		995,136	(44,296)

Foreign exchange (loss) gain on cash held in foreign currency		(681)	4,809

Net increase (decrease) in cash and cash equivalents		143,561	(86,362)
Cash and cash equivalents, beginning of the year		67,342	153,704

Cash and cash equivalents, end of the year	8	210,903	67,342

See accompanying notes

F-8	Stantec Inc.

Index to the Notes of the Consolidated Financial Statements

Note		Page

1	Corporate Information	F-10

2	Basis of Preparation	F-10

3	Basis of Consolidation	F-10

4	Summary of Significant Accounting Policies	F-10

5	Significant Accounting Judgments, Estimates, and Assumptions	F-19

6	Recent Accounting Pronouncements and Changes to Accounting Policies	F-21

7	Business Acquisitions	F-23

8	Cash and Cash Equivalents	F-27

9	Trade and Other Receivables	F-28

10	Property and Equipment	F-29

11	Goodwill	F-30

12	Intangible Assets	F-32

13	Investments in Joint Ventures and Associates	F-33

14	Other Financial Assets	F-33

15	Other Assets	F-34

16	Trade and Other Payables	F-35

17	Long-Term Debt	F-35

18	Provisions	F-37

19	Net Employee Defined Benefit Liability	F-39

20	Other Liabilities	F-42

21	Derivative Financial Instruments	F-42

22	Commitments	F-42

23	Contingencies and Guarantees	F-43

24	Share Capital	F-43

25	Fair Value Measurements	F-46

26	Financial Instruments	F-47

27	Capital Management	F-49

28	Income Taxes	F-50

29	Net Interest Expense and Other Net Finance Expense	F-52

30	Employee Costs	F-52

31	Other Expense (Income)	F-53

32	Earnings per Share	F-53

33	Cash Flows from Operating Activities	F-54

Note		Page

34	Related-Party Disclosures	F-54

35	Segmented Information	F-58

36	Amounts Due from Customers	F-61

37	Investment Tax Credits	F-61

38	Events after the Reporting Period	F-61

Notes to the Consolidated Financial Statements December 31, 2016	F-9	Stantec Inc.

Notes to the Consolidated Financial Statements

1. CORPORATE INFORMATION

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2016, were authorized for issue in accordance with a resolution of the Company’s board of directors on February 22, 2017. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation.

2. BASIS OF PREPARATION

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2016.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all tabular values are rounded to the nearest thousand ($000).

3. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2016.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2016. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments. Such investments are carried at fair value.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Notes to the Consolidated Financial Statements December 31, 2016	F-10	Stantec Inc.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20% to 30%	Declining balance
Office equipment	20% to 30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Other	10% to 30%	Declining balance

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of a finite and indefinite intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, finite intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite intangible assets are carried at cost less any impairment loss.

The Company’s intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog and finite trademarks are amortized over estimated lives of generally 1 to 3 years. Advantageous leasehold commitments are amortized over estimated lives of 1 to 10 years. The Company assigns value to acquired intangibles using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as workforce, working capital, and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Intangible assets—Software

For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

Following the initial recognition of the development expenditure as an asset, it is carried at cost less any accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from three to seven years.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed as incurred in administrative and marketing expenses.

d) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Notes to the Consolidated Financial Statements December 31, 2016	F-11	Stantec Inc.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of either its estimated useful life or the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20%-to-30% declining balance basis. The Company also has finance leases for software, which are depreciated on a straight-line basis over periods ranging from three to seven years.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in receiving lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease terms.

e) Investments in joint arrangements and associates

Each joint arrangement of the Company is classified as either a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint arrangement that provides the Company with rights to the net assets of the arrangement is classified as a joint venture, and a joint arrangement that provides the Company with rights to the individual assets and obligations arising from the arrangement is classified as a joint operation.

The Company accounts for a joint venture using the equity method (described below). The Company accounts for a joint operation by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

Investments in associated companies, over which the Company is able to exercise significant influence but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is recorded in the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of associates or joint arrangements are prepared for a date that is different from the Company’s date, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. When necessary, adjustments are made to bring the accounting policies in line with the Company’s.

f) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value, with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds, equity securities, and term deposits.

g) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money

Notes to the Consolidated Financial Statements December 31, 2016	F-12	Stantec Inc.

is material, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provisions for claims

The Company has claims that are not covered by its provisions for self-insured liabilities, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the preceding description of provisions under General.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the preceding description of provisions under General.

Onerous contracts

The Company’s onerous contracts consist of lease exit liabilities and sublease losses. For lease exit liabilities, the Company accrues charges when it ceases to use an office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments offset by the present value of estimated future rental income.

From time to time, the Company may sublet a portion of office space that is under an operating lease arrangement. The Company accrues a liability, a sublease loss, if the costs to be incurred under an operating lease will exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments offset by the present value of the future rental income.

h) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•	On the consolidated statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (equity investments) classified as available for sale, which are included in other comprehensive income.

•	Revenue and expense items are translated at the exchange rate on the transaction date, except for depreciation and amortization, which are translated at historical exchange rates.

Notes to the Consolidated Financial Statements December 31, 2016	F-13	Stantec Inc.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows:

•	Assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date

•	Revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month

The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income.

i) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents and cash in escrow are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of; at this time, the realized gains and losses are recognized in other income for equity securities and in finance income for bonds and term deposits. Interest income is recorded in finance income, and dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method. Realized gains and losses are reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method. EIR amortization and realized gains and losses are reported in net finance expense.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, cash in escrow, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2016	F-14	Stantec Inc.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company’s policy is not to use these derivatives for trading or speculative purposes. In addition, the Company enters into software licensing agreements that have foreign currency–embedded derivatives. During 2016, these software licensing derivatives did not have a material impact on the Company’s financial position or performance.

j) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the financial asset. When an indication of impairment exists or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance based in part on the age of the outstanding receivables and the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use or its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s-length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in those expense categories that are consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or a group of CGUs to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment includes a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.

Notes to the Consolidated Financial Statements December 31, 2016	F-15	Stantec Inc.

Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments (such as bonds) classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss, measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset applying the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If the fair value of a debt instrument increases in a subsequent year and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed in the consolidated statements of income.

k) Revenue recognition

While providing services, the Company incurs certain direct costs for subconsultants, subcontractors, and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants, subcontractors, and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by referring to the stage of completion using the revenue cost approach. Stage of completion is measured using labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but has not yet been invoiced to clients. Billings in excess of costs represent amounts that have been invoiced to clients but not yet recognized as revenue.

l) Employee benefits plans

Defined benefit plans

The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs (determined separately for each plan using the projected unit credit method) are recognized over the periods that employees are expected to render services in return for those benefits.

Remeasurements, comprising of actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period in which they occur. Remeasurements are not reclassified to net income in subsequent periods.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Notes to the Consolidated Financial Statements December 31, 2016	F-16	Stantec Inc.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset, adjusted for benefit and contribution payments during the year. The Company recognizes the following changes in the net defined benefit obligations under administrative and marketing expenses in the consolidated statements of income: service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements; net interest expense or income; and administrative expenses paid directly by the pension plans.

Defined contribution plans

The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on the amount of employee contributions and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made.

m) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax that relates to items recognized directly in equity is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Deferred tax

Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized in equity is also recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off tax assets against tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. Trade receivables and trade payables include sales tax. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

Notes to the Consolidated Financial Statements December 31, 2016	F-17	Stantec Inc.

n) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the directors of the board of the Company may receive deferred share units (DSUs) equal to one common share. Before 2014, the chief executive officer could also receive DSUs. For the restricted share unit plan, senior vice presidents may be granted share units that are to be settled after a two-year period. Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer, are granted performance share units (PSUs) that vest and are to be settled after a three-year period. The DSUs, restricted share units (RSUs), and PSUs are share appreciation rights that can be settled only in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions awards is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in equity, is recognized over the period in which the service conditions are fulfilled (the vesting period). For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

o) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

p) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

Notes to the Consolidated Financial Statements December 31, 2016	F-18	Stantec Inc.

q) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are declared by the Company’s board of directors.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

Preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts. The estimates are based on the age of the outstanding receivables and on the Company’s historical collection and loss experience. Future collections of receivables that differ from the Company’s current estimates would affect the results of its operations in future periods as well as the Company’s trade receivables and administrative and marketing expenses.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability, automobile liability, and employment practices liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the grant date. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions.

Estimating fair value also requires determining the most appropriate inputs to the valuation model—including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise—and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience to determine the

Notes to the Consolidated Financial Statements December 31, 2016	F-19	Stantec Inc.

compensation expense arising from the share-based awards. Changes to estimates are recorded in the period in which they are made and would affect the Company’s administrative and marketing expenses, contributed surplus, and other liabilities.

e) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, expected operating income, and discount rates. During a measurement period, not to exceed one year, adjustments of the initial estimates may be required to finalize the fair value of assets acquired and liabilities assumed. After the measurement period, a revision of fair value may impact the Company’s net income.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs of disposal is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of this data, other valuation techniques can be used to estimate fair value less costs of disposal. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

When based on a discounted cash flow methodology, the recoverable amount is most sensitive to the expected future cash inflows, the growth rate used for extrapolation purposes, and the discount rate. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

g) Employee benefit plans

The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, future salary increases, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although a portion of the pension plans has protection against improving mortality rates by utilizing guaranteed annuity rate contracts with an insurance company). All assumptions are reviewed annually.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation with an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation.

The mortality rate is based on publicly available information in the actuarial profession’s publications plus any special geographical or occupational features of each plan’s membership. Mortality tables tend to change only at intervals in response to demographic changes. Future salary increases reflect the current estimate of management. Pension increases are calculated based on the terms of the individual plans and estimated future inflation rates.

h) Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets if possible, but when this is not feasible, a degree of judgment is required to establish fair values. The judgments include considering inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and reported expenses and income.

Notes to the Consolidated Financial Statements December 31, 2016	F-20	Stantec Inc.

i) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. On a regular basis, management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

j) Interests in other entities

The Company determines whether it has control over another entity by making judgments about what the relevant activities of that entity are and which party or parties have power to direct those activities, as well as whether the Company is exposed to variable returns of the entity. The Company assesses whether it has control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, the Company makes judgments to determine if the arrangement is a joint venture or joint operation, including whether it has rights to the individual assets or liabilities or to the net assets of the entity and whether unanimous consent is required to make decisions about relevant activities.

6. RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES TO ACCOUNTING POLICIES

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2016. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3 Business Combinations (IFRS 3). The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations.

•	In September 2014, the IASB issued Annual Improvements (2012-2014 Cycle) to make necessary but non-urgent amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations; IFRS 7 Financial Instrument: Disclosures; IAS 19 Employee Benefits; and IAS 34 Interim Financial Reporting.

•	In December 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1). It provides amended guidance about materiality and the order of the notes to the financial statements.

Future adoptions

The listing below includes standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time unless specifically mentioned below.

Notes to the Consolidated Financial Statements December 31, 2016	F-21	Stantec Inc.

•	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). In April 2016, the IASB issued amendments to clarify the standard and provide additional transition relief for modified contracts and completed contracts. IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment, and intangible assets. It sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. The Company has established a cross-functional IFRS 15 implementation team that provides regular updates to the Audit and Risk Committee, including reports on the progress made on the implementation project’s detailed work plan.

Major provisions of IFRS 15 include determining which goods and services are distinct and require separate accounting (performance obligations), determining the total transaction price, estimating and recognizing variable consideration, identifying and accounting for contract modifications, and determining whether revenue should be recognized at a point in time or over time (including guidance on measuring the stage of completion). The Company is currently assessing the potential effect of these requirements on its consolidated financial statements. It is also in the process of formulating policies and practices for estimating variable consideration and applying the constraint thereto. At this time, the Company expects to continue to recognize revenue over time for fixed-fee and variable-fee-with-ceiling contracts by referring to the stage of completion. For time-and-material contracts without stated ceilings, the Company is currently assessing whether a practical expedient could be applied which would allow the recognition of revenue in the amount for which it has the right to invoice, consistent with current practices for such contracts. As the Company’s assessment of IFRS 15 is in process, the above may not fully describe the potential effect of IFRS 15 on the Company’s accounting policies and is subject to change with new facts and circumstances.

The mandatory effective date of IFRS 15 is January 1, 2018, with earlier application permitted. This standard may be adopted using a full retrospective or modified retrospective approach. The Company has not yet selected which transition method it will apply or quantified the financial reporting impact of adopting this standard.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to introduce new requirements for the classification and measurement of financial assets and financial liabilities, including derecognition. IFRS 9 requires that all financial assets be subsequently measured at amortized cost or fair value. The new standard also requires that changes in fair value attributable to a financial liability’s credit risk be presented in other comprehensive income, rather than in profit or loss. In addition, it includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective on or after January 1, 2018, on a retrospective basis subject to certain exceptions.

The Company is in the process of completing an initial diagnostic assessment on IFRS 9. As a result, the Company is assessing the impact the new expected-loss impairment model will have on the timing of recognition of allowance for doubtful accounts. The Company has investments held for self-insured liabilities including equity securities and bonds. The Company is in the process of evaluating whether to classify these equities at fair value through profit and loss (FVTPL) or at fair value through other comprehensive income (FVTOCI). If the election for FVTOCI is chosen, any subsequent gains or losses on disposal will not be recycled to income. In addition, these equity securities will no longer require an impairment test under either option. With regards to bonds, the Company is in the process of determining whether they will be classified at amortized cost, FVTOCI, or at FVTPL.

•

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full

Notes to the Consolidated Financial Statements December 31, 2016	F-22	Stantec Inc.

retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs.

•	In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments clarify requirements for the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. These amendments are effective January 1, 2017, on a retrospective basis subject to certain exceptions.

•	In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7). These amendments clarify IAS 7 in order to improve information provided to users of financial statements about an entity’s financing activities. These amendments are effective January 1, 2017, with earlier application permitted.

•	In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2). The amendments clarify how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. This amendment is effective on or after January 1, 2018, with earlier application permitted.

•	In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1), IFRS 12 Disclosure of Interests in Other Entities (IFRS 12), and IAS 28 Investments in Associates and Joint Ventures (IAS 28). The amendment to IFRS 12 is effective January 1, 2017, on a retrospective basis. The amendments to IFRS 1 and IAS 28 are effective January 1, 2018, on a retrospective basis.

•	In December 2016, the International Financial Reporting Interpretations Committee (IFRIC) issued an interpretation IFRIC 22 Foreign Currency Transactions and Advance Consideration (IFRIC 22). This interpretation clarifies that for non-monetary assets or non-monetary liabilities, the transaction date is the date used to determine the exchange rate on which a company initially recognizes a prepayment or deferred income arising from an advance consideration. The interpretation is effective January 1, 2018, and entities may use either a retrospective or prospective approach on transition, with earlier application permitted.

7. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company, after detail project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Notes to the Consolidated Financial Statements December 31, 2016	F-23	Stantec Inc.

Acquisitions in 2016

On March 11, 2016, the Company acquired all the shares and business of Bury Holdings, Inc. (Bury) for cash consideration and notes payable. Bury is based in Austin, Texas, with additional offices in Dallas, Houston, and San Antonio, Texas; Phoenix, Arizona; and Orlando, Florida. Bury is a multidisciplinary design firm with professionals in civil, mechanical, electrical, plumbing design, and structural engineering; surveying; land planning; and landscape architecture. This addition expands the Company’s Infrastructure business operating unit in the United States.

On May 6, 2016, the Company acquired all the shares and business of MWH Global, Inc. (MWH) for cash consideration of US$792,613,000. Pursuant to the acquisition agreement, each share unit and share appreciation right of MWH outstanding immediately prior to the close of the acquisition became fully vested in the form of MWH’s common shares. All notes receivable from MWH’s shareholders (US$14,993,000) and the grant price related to all outstanding share appreciation rights (US$12,010,000) were offset against and reduced the per-share acquisition consideration payable to such shareholders. This resulted in a net purchase price of US$765,610,000 (CDN $999,385,000). Headquartered in Broomfield, Colorado, MWH is a global engineering, consulting, and construction management firm providing services in program management and management consulting, construction management services, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors. The MWH acquisition adds 187 offices operating in 26 countries across 6 continents. It expands the Company’s Energy & Resources, Environmental Services, and Infrastructure business operating units and creates a new service offering: Construction Services.

On May 26, 2016, the Company acquired all the shares and business of VOA Associates, Inc. (VOA) for cash consideration and notes payable. VOA is based in Chicago, Illinois, and has additional offices in New York City, New York; Orlando, Florida; Washington, DC; and Highland, Indiana. VOA provides expertise in architecture, interior design, landscaping, and planning. This addition enhances the Company’s Buildings business operating unit in the United States.

On September 16, 2016, the Company acquired all the shares and business of Edwards and Zuck, P.C. and Edwards and Zuck Consulting Engineers, D.P.C. (collectively called Edwards & Zuck) for cash consideration and notes payable. Edwards & Zuck is based in New York City, New York; Miami, Florida; Morristown, New Jersey; and Stamford, Connecticut. Edwards & Zuck provides expertise in mechanical, electrical, and plumbing design. This addition enhances the Company’s Buildings business operating unit in the United States.

On December 2, 2016, the Company acquired all the assets of Architecture | Tkalcic Bengert (Arch|TB) for cash consideration and notes payable. Based in Edmonton, Alberta, Arch|TB provides expertise in architecture, interior design, creative services, urban planning, and technical consulting. This addition enhances the Company’s Buildings business operating unit in Canada.

Notes to the Consolidated Financial Statements December 31, 2016	F-24	Stantec Inc.

Consideration for assets acquired and liabilities assumed

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For acquisitions completed year to date

	December 31, 2016
(In thousands of Canadian dollars)	MWH acquisition $	Other acquisitions $	Total $
Cash consideration	999,385	119,997	1,119,382
Notes payable	-	51,124	51,124
Consideration	999,385	171,121	1,170,506
Assets and liabilities acquired
Cash acquired	94,319	4,170	98,489
Non-cash working capital	30,664	39,490	70,154
Property and equipment	46,245	8,155	54,400
Investments in joint ventures and associates	2,989	-	2,989
Other financial assets	36,058	1,532	37,590
Other assets	14,674	-	14,674
Intangible assets
Client relationships	220,575	26,328	246,903
Contract backlog	42,066	8,523	50,589
Trademarks	9,431	652	10,083
Trademarks – indefinite life	10,400	-	10,400
Software	27,641	-	27,641
Lease advantages	5,823	885	6,708
Lease disadvantages	(2,464)	(316)	(2,780)
Other	1,873	-	1,873
Long-term debt	(141,231)	(7,260)	(148,491)
Provisions	(27,475)	(7,783)	(35,258)
Net employee defined benefit liability	(43,823)	-	(43,823)
Other employee-related liabilities	(26,274)	-	(26,274)
Other financial liabilities	(6,865)	-	(6,865)
Other liabilities	(19,877)	(194)	(20,071)
Non-controlling interests	(880)	-	(880)
Deferred income taxes	(18,648)	(9,605)	(28,253)
Total identifiable net assets at fair value	255,221	64,577	319,798
Goodwill arising on acquisitions	744,164	106,544	850,708
Consideration	999,385	171,121	1,170,506

Measurement period adjustments

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. At December 31, 2016, management has finalized the fair value assessment for the following assets and liabilities acquired from MWH: other financial assets, long-term debt, net employee defined benefit liability, and other financial liabilities. For all other assets and liabilities acquired from the MWH acquisition the fair value estimates are still preliminary. As well, for all other acquisitions (Bury, Edwards & Zuck, VOA and Arch|TB) the fair value estimates are still preliminary pending the preparation of their final tax returns, a detailed review of their project portfolio, and the valuation of intangible assets and other assets and liabilities. From the date of acquisition to December 31, 2016, adjustments to acquisitions were identified as follows.

Notes to the Consolidated Financial Statements December 31, 2016	F-25	Stantec Inc.

MWH acquisition

In September 2016, the Company obtained actuarial valuations of its defined benefit pension plans (the Plans) at May 6, 2016 (the date of the MWH acquisition). The fair value of the Plans was $43,823,000, which was $15,382,000 more than the preliminary estimate. As a result, the Company revised the purchase price allocation for MWH by increasing the net employee defined-benefit liability by $15,382,000, deferred tax assets by $2,835,000, and goodwill by $12,547,000.

Management is in the process of finalizing the valuation of acquired intangibles related to the MWH acquisition. As a result, the Company revised the purchase price allocation for MWH by increasing client relationships by $36,518,000 and software by $13,991,000, and decreasing backlog by $12,713,000, other intangibles by $601,000, deferred tax assets by $13,341,000, and goodwill by $23,854,000.

Management is in the process of performing a detailed review of MWH’s major projects portfolio and has identified that, for certain projects, the cost-to-complete estimates for revenue recognition, provisions for receivables, and project claims did not reflect all the facts and circumstances at the acquisition date. Based on the review performed to date, the Company revised the purchase price allocation for MWH by decreasing the fair value of accounts receivable by $4,151,000 and costs in excess of billing by $3,347,000, and increasing billings in excess of costs by $8,005,000, trade and other payables by $2,340,000 provisions by $4,654,000, deferred tax assets by $5,495,000, and goodwill by $17,002,000.

Management is in the process of finalizing the income tax returns for MWH and assessing uncertain tax liabilities at May 6, 2016. As a result, the Company revised the preliminary purchase price for MWH by increasing the estimates used for the fair value of deferred tax assets by $6,715,000 and investment tax credits by $10,807,000 and decreasing other liabilities by $2,506,000, trade and other receivables by $2,984,000, current income taxes recoverable by $9,218,000 and goodwill by $7,826,000.

Other acquisitions

Management has completed a detailed review of Kellogg Brown & Root Services, Inc.’s (KBR) major projects portfolio and has identified that, for certain projects, the cost-to-complete estimates for revenue recognition and provisions for claims did not reflect all the facts and circumstances at the acquisition date. Based on the review performed to date, the Company revised the purchase price allocation for KBR by increasing billings in excess of costs by $597,000, provisions by $4,844,000, and goodwill by $6,441,000 and decreasing deferred tax assets by $1,000,000. Measurement period adjustments impacting goodwill for all other acquisitions were immaterial.

For all the above measurement period adjustments from the date of acquisition to December 31, 2016, management does not consider the impact to net income and other comprehensive income to be material for restating prior periods.

Other information

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. Trade receivables acquired from MWH had a fair value of $209,325,000 and gross value of $219,265,000. In 2016, trade receivables acquired from other companies had a fair value of $54,111,000 and gross value of $59,390,000.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. No amount of goodwill and intangible assets resulting from the MWH acquisition is deductible for income tax purposes. For all other acquisitions completed during 2016, $110,214,000 is deductible for income tax purposes.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. The Company assumed $16,493,000 in provisions for claims relating to MWH. For all other acquisitions completed during 2016, the Company assumed $7,146,000 in provisions. At the reporting date, provisions for claims outstanding relating to all prior acquisitions were reassessed and determined to be $31,037,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 14).

The Company estimates that gross revenue earned since the date of acquisition for MWH is $1,293,110,000 and for all other acquisitions completed during 2016 is $95,741,000. The Company is in the process of integrating the

Notes to the Consolidated Financial Statements December 31, 2016	F-26	Stantec Inc.

operations and systems of MWH and has substantially integrated the other acquisitions; therefore, it is impracticable to disclose the acquirees’ earnings in the Company’s consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2016 had taken place at the beginning of 2016, gross revenue from continuing operations for 2016 would have been $4,984,600,000 and profit from continuing operations would have been $136,614,000.

In 2016, directly attributable acquisition-related costs of $14,110,000 for MWH and $438,000 for all other acquisitions have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to the acquisitions.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	December 31 2016 $

Cash consideration (net of cash acquired)	1,020,893
Payments on notes payable from previous acquisitions	51,672

Total net cash paid	1,072,565

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	December 31 2016 $

Balance, beginning of the year	122,714
Additions for acquisitions in the year	51,124
Other adjustments	2,025
Payments	(51,672)
Interest	1,544
Impact of foreign exchange	(3,370)

Total notes payable	122,365

8. CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Cash	207,113	66,232
Unrestricted investments	3,790	1,110

Cash and cash equivalents	210,903	67,342

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At December 31, 2016, and pursuant to acquisition agreements, $2,551,000 (US$1,900,000) was in an escrow account for the KBR acquisition and $6,293,000 (US$4,687,000) was in an escrow account for the Bury acquisition. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was recorded on acquisition and is included in notes payable.

Notes to the Consolidated Financial Statements December 31, 2016	F-27	Stantec Inc.

9. TRADE AND OTHER RECEIVABLES

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Trade receivables, net of allowance	740,665	558,844
Holdbacks, current	45,049	6,908
Other	20,703	4,825

Trade and other receivables	806,417	570,577

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Balance, beginning of the year	20,858	18,152
Provision for doubtful accounts	17,013	7,590
Deductions	(8,048)	(7,800)
Impact of foreign exchange	(1,578)	2,916

Balance, end of the year	28,245	20,858

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

December 31, 2016	768,910	413,631	159,492	61,726	44,055	90,006
December 31, 2015	579,702	311,215	133,796	43,703	30,922	60,066

Notes to the Consolidated Financial Statements December 31, 2016	F-28	Stantec Inc.

10. PROPERTY AND EQUIPMENT

(In thousands of Canadian dollars)	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Assets under Finance Leases $	Other $	Total $

Cost
December 31, 2014	109,647	61,331	117,898	2,318	29,273	320,467
Additions	14,580	6,072	12,915	48	3,927	37,542
Additions arising on acquisitions	1,212	1,156	4,295	227	563	7,453
Disposals	(6,597)	(1,535)	(10,672)	(408)	(4,506)	(23,718)
Transfers	945	(17)	-	(140)	(788)	-
Impact of foreign exchange	9,212	3,671	6,490	201	3,257	22,831

December 31, 2015	128,999	70,678	130,926	2,246	31,726	364,575
Additions	15,804	12,008	27,744	3	3,188	58,747
Additions arising on acquisitions	15,742	6,201	28,514	779	3,164	54,400
Disposals	(27,129)	(5,856)	(18,663)	(628)	(4,240)	(56,516)
Transfers	1,431	512	(507)	(1,355)	(81)	-
Impact of foreign exchange	(2,937)	(1,537)	(1,060)	(125)	(665)	(6,324)

December 31, 2016	131,910	82,006	166,954	920	33,092	414,882

Accumulated depreciation
December 31, 2014	66,919	37,037	48,762	560	14,482	167,760
Current year depreciation	15,982	6,693	19,401	524	3,280	45,880
Disposals	(6,148)	(813)	(9,766)	(179)	(2,502)	(19,408)
Transfers	83	(9)	-	(35)	(39)	-
Impact of foreign exchange	5,433	2,210	2,841	71	1,703	12,258

December 31, 2015	82,269	45,118	61,238	941	16,924	206,490
Current year depreciation	17,609	8,456	22,186	164	2,757	51,172
Disposals	(25,499)	(5,209)	(17,549)	(325)	(3,056)	(51,638)
Transfers	683	68	(61)	(646)	(44)	-
Impact of foreign exchange	(1,922)	(2,813)	(907)	(18)	587	(5,073)

December 31, 2016	73,140	45,620	64,907	116	17,168	200,951

Net book value
December 31, 2015	46,730	25,560	69,688	1,305	14,802	158,085

December 31, 2016	58,770	36,386	102,047	804	15,924	213,931

Included in Leasehold Improvements is construction work in progress for $2,481,000 (2015 – $4,055,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

Included in Other are automotive equipment, buildings, land, and fractional ownership of an aircraft.

Notes to the Consolidated Financial Statements December 31, 2016	F-29	Stantec Inc.

11. GOODWILL

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Net goodwill, beginning of the year	966,480	760,631
Current year acquisitions	850,708	108,563
Impact of foreign exchange	10,873	97,286

Net goodwill, end of the year	1,828,061	966,480

Gross goodwill, end of the year	2,006,061	1,144,480
Accumulated impairment losses	(178,000)	(178,000)

Net goodwill, end of the year	1,828,061	966,480

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. In 2015 and the first quarter of 2016, the Company had three CGUs: Canada, the United States, and International. Effective the second quarter of 2016, in connection with the MWH acquisition, the Company has six CGUs. Three of the six CGUs are grouped into Consulting Services–Global for the purposes of allocating goodwill and impairment testing. The Company does not monitor goodwill at, or allocate goodwill to, its business operating units.

On October 1, 2016, and October 1, 2015, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2016 and 2015 tests, the Company concluded that the recoverable amount of each CGU or group of CGUs exceeded its carrying amount and, therefore, goodwill was not impaired.

Goodwill is allocated to each CGU or group of CGUs as follows:

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Consulting Services
Canada	337,626	330,240
United States	1,073,235	636,240
Global	287,796	-
Construction Services	129,404	-

Allocated	1,828,061	966,480

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many factors used to determine whether goodwill is impaired are outside of management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated.

Valuation techniques

When performing the goodwill impairment test, if the carrying amount of a CGU or group of CGUs is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

Notes to the Consolidated Financial Statements December 31, 2016	F-30	Stantec Inc.

The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering a five-year period from financial forecasts approved by senior management. For its October 1, 2016, and October 1, 2015, impairment tests, the Company discounted the cash flows for each CGU or group of CGUs using an after-tax discount rate ranging from 9.0% to 13.7%. To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period (note 5).

The Company validates its estimate of the fair value of each CGU or group of CGUs under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs with its market capitalization to determine if the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or group of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGU or group of CGUs and considers whether the implied acquisition premium is reasonable in light of current market conditions. The fair value measurement was categorized as a level 3 fair value based on the significant inputs in the valuation technique used (note 25).

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual test dates. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs of disposal is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•	Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

Sensitivity to changes in assumptions

As at October 1, 2016, the recoverable amount of each CGU and group of CGUs exceeded their carrying amount. For the assessment of fair value less costs of disposal, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of a CGU or group of CGUs to exceed its recoverable amount.

Notes to the Consolidated Financial Statements December 31, 2016	F-31	Stantec Inc.

12. INTANGIBLE ASSETS

(In thousands of Canadian dollars)	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 20) $

Cost
December 31, 2014	115,934	9,233	42,360	3,928	171,455	(7,773)
Additions	-	-	25,290	-	25,290	-
Additions – internal development	-	-	685	-	685	-
Additions arising on acquisitions	28,261	8,842	-	6,682	43,785	365
Disposals	-	-	(167)	-	(167)	-
Removal of fully amortized assets	(14,309)	(7,198)	(5,161)	(1,374)	(28,042)	721
Impact of foreign exchange	16,421	2,059	42	623	19,145	(1,395)

December 31, 2015	146,307	12,936	63,049	9,859	232,151	(8,082)
Additions	-	-	25,696	-	25,696	-
Additions – internal development	-	-	566	-	566	-
Additions arising on acquisitions	246,903	50,589	27,641	29,063	354,196	(2,780)
Removal of fully amortized assets	(322)	(9,508)	(16,458)	(1,527)	(27,815)	450
Impact of foreign exchange	6,130	1,505	(2,944)	1,012	5,703	138

December 31, 2016	399,018	55,522	97,550	38,407	590,497	(10,274)

Accumulated amortization
December 31, 2014	51,281	3,435	17,669	1,827	74,212	(2,989)
Current year amortization	14,985	8,618	12,956	2,458	39,017	(1,164)
Disposals	-	-	(80)	-	(80)	-
Removal of fully amortized assets	(14,309)	(7,198)	(5,161)	(1,374)	(28,042)	721
Impact of foreign exchange	7,380	1,193	32	360	8,965	(656)

December 31, 2015	59,337	6,048	25,416	3,271	94,072	(4,088)
Current year amortization	26,817	22,328	21,613	6,787	77,545	(1,885)
Removal of fully amortized assets	(322)	(9,508)	(16,458)	(1,527)	(27,815)	450
Impact of foreign exchange	(871)	349	(2,393)	80	(2,835)	89

December 31, 2016	84,961	19,217	28,178	8,611	140,967	(5,434)

Net book value
December 31, 2015	86,970	6,888	37,633	6,588	138,079	(3,994)

December 31, 2016	314,057	36,305	69,372	29,796	449,530	(4,840)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. A $10,433,000 trademark intangible asset with an indefinite life has been recorded in Other. Included in Software are finance leases with a net book value of $23,018,000 (2015 – $22,560,000) and $117,000 (2015 – $1,099,000) in internally generated software that is not ready for use and, therefore, is not being amortized.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions and internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal methods. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2016, the Company concluded that there were no material indicators of impairment to intangible assets.

Notes to the Consolidated Financial Statements December 31, 2016	F-32	Stantec Inc.

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The Company has interests in a number of individually immaterial joint ventures and associates. The Company’s joint ventures and associates are private entities that are not listed on any public exchange. All operations are continuing. The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at December 31, 2016, and December 31, 2015.

Movement in investments in joint ventures and associates

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Balance, beginning of the year	4,467	4,975
Additions arising on acquisitions	2,989	262
Share of total comprehensive income	2,406	2,048
Dividends and distributions received	(799)	(2,931)
Impact of foreign exchange	157	113

Balance, end of the year	9,220	4,467

To support the activities of certain joint ventures and associates, the Company and the other investors in the joint ventures have agreed to make additional contributions in proportion to their interests to make up any losses, if required. In addition, for certain joint ventures and associates, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

14. OTHER FINANCIAL ASSETS

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Investments held for self-insured liabilities	141,142	126,489
Holdbacks on long-term contracts	33,876	8,814
Indemnifications	2,350	757
Other	3,578	2,141

	180,946	138,201
Less current portion	20,890	26,722

Long-term portion	160,056	111,479

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income.

Notes to the Consolidated Financial Statements December 31, 2016	F-33	Stantec Inc.

Their fair value and amortized cost are as follows:

(In thousands of Canadian dollars)	December 31 2016 $		December 31 2015 $
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	93,005	93,105	88,081	87,522
Equity securities	46,641	39,896	38,408	36,758
Term deposits	1,496	1,496	-	-
Total	141,142	134,497	126,489	124,280

The bonds bear interest at rates ranging from 0.88% to 4.88% per annum (December 31, 2015 – 0.38% to 5.10%).

Term deposits mature on or before June 2017.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Within one year	18,600	26,321
After one year but not more than five years	64,762	61,760
More than five years	9,643	-
Total	93,005	88,081

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 18). During 2016, the Company increased provisions and indemnification assets relating to prior acquisitions by $1,233,000 (2015 – increased by $230,000) due to new information obtained in the year.

15. OTHER ASSETS

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Investment tax credits	14,056	-
Transaction costs on long-term debt	5,778	1,029
	19,834	1,029
Less current portion	4,679	386
Long-term portion	15,155	643

Notes to the Consolidated Financial Statements December 31, 2016	F-34	Stantec Inc.

16. TRADE AND OTHER PAYABLES

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Trade accounts payable	363,940	123,402
Employee and payroll liabilities	270,732	188,182
Accrued liabilities	83,525	40,615
Trade and other payables	718,197	352,199
17. LONG-TERM DEBT
(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Notes payable	127,153	124,454
Revolving credit facilities	416,130	96,968
Term loan	454,106	-
Senior secured notes	-	124,792
Finance lease obligations	23,073	19,142

	1,020,462	365,356
Less current portion	91,876	133,055
Long-term portion	928,586	232,301

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 7). The weighted average rate of interest on the notes payable at December 31, 2016, was 3.45% (2015 – 3.63%). The notes may be supported by promissory notes and are due at various times from 2017 to 2019. The aggregate maturity value of the notes at December 31, 2016, was $129,413,000 (2015 – $126,840,000). At December 31, 2016, $122,333,000 (US$91,110,000) (2015 – $117,282,000 (US$84,741,000)) of the notes’ carrying amount was payable in US funds.

Revolving credit facilities and term loan

On May 6, 2016, the Company entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (New Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million senior secured term loan in three tranches. This agreement allows the Company access to an additional $200 million, subject to approval, under the same terms and conditions. The revolving credit facility expires on May 6, 2020, and may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was drawn in US funds of $116.7 million (due May 6, 2020). The term loan was recorded net of transaction costs of $3,341,000, which are amortized over the life of the three tranches.

The New Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary, depending on the Company’s leverage ratio (a non-IFRS measure), from 0 to 175 for Canadian prime and US base rate loans, and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, the Company and certain of its subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings subject to customary carve-outs. The New Credit Facilities contain restrictive covenants (note 27).

Notes to the Consolidated Financial Statements December 31, 2016	F-35	Stantec Inc.

The Company previously entered into an agreement for a $350 million revolving credit facility expiring in August 2018. This facility allowed the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. Depending on the form under which the credit facility was accessed, rates of interest varied between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points varied, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairment. This revolving credit facility was repaid with the proceeds from the New Credit Facilities.

At December 31, 2016, $114,130,000 (US$85,000,000) of the revolving credit facility was payable in US funds and $302,000,000 was payable in Canadian funds. At December 31, 2015, $71,968,000 (US$52,000,000) of the revolving credit facility was payable in US funds and $25,000,000 was payable in Canadian funds. At December 31, 2016, $156,693,000 (US$116,700,000) (2015 – nil) of the term loan was payable in US funds and $300,000,000 (2015 – nil) was payable in Canadian funds. The average interest rate applicable at December 31, 2016, for the New Credit Facilities was 3.13% (2015 – 1.72%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2016, the Company had issued and outstanding letters of credit that expire at various dates before January 2018, are payable in various currencies, and total $54,729,000 (2015 – $919,000). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2016, $329,141,000 (2015 – $252,113,000) was available in the new revolving credit facility for future activities.

At December 31, 2016, there were $3,628,000 (2015 – nil) in additional letters of credit issued and outstanding, outside of the Company’s revolving credit facility. These were issued in various currencies and expire at various dates before November 2017.

The Company previously had a bid bond facility expiring on August 31, 2018, in the amount of $15 million. This facility allowed the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. It was used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in foreign currencies. As a result of entering into the agreement for the New Credit Facilities, this facility was cancelled during the quarter ended June 30, 2016. At December 31, 2015, $10,828,000 was issued under this bid bond facility, which was payable in various currencies and set to expire at various dates before April 2017.

Senior secured notes

The Company previously issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent; they were ranked pari passu with the Company’s existing revolving credit facility; and they contained restrictive covenants (note 27). Interest on the senior secured notes was payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier of payment, redemption, or purchase in full of the senior secured notes.

The senior secured notes were redeemable by the Company, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture, with an option for the Company to purchase the notes for cancellation at any time. The senior secured notes were redeemed with the proceeds from the New Credit Facilities (described above). The breakage fee paid on redemption was $3,926,000 and was recorded in net interest expense.

Surety facilities

The Company has surety facilities to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At December 31, 2016, the Company issued bonds under these surety facilities

Notes to the Consolidated Financial Statements December 31, 2016	F-36	Stantec Inc.

totaling $162,000 (2015 – $387,000) in Canadian funds and $430,630,000 (US$320,719,000) (2015 – $4,726,000 (US$3,415,000)) in US funds and $1,320,000 in other foreign currencies. These bonds expire at various dates before November 2020.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At December 31, 2016, finance lease obligations included finance leases bearing interest at rates ranging from 1.37% to 5.93% (2015 – 0.66% to 9.08%). These finance leases expire at various dates before November 2021.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Within one year	12,902	8,807
After one year but not more than five years	10,405	10,611
Total minimum lease payments	23,307	19,418
Present value of minimum lease payments	23,073	19,142
18. PROVISIONS
(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Provision for self-insured liabilities	69,394	61,480
Provisions for claims	25,210	13,277
Onerous contracts	10,792	10,693
End of employment benefit plans	11,279	-

	116,675	85,450
Less current portion	36,011	22,878
Long-term portion	80,664	62,572

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured. Damages assessed in connection with, and the cost of defending, such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position.

Notes to the Consolidated Financial Statements December 31, 2016	F-37	Stantec Inc.

Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Provision, beginning of the year	61,480	50,074
Current-year provision	10,453	12,125
Claims from acquisitions	8,046	-
Payment for claims settlement	(9,612)	(7,056)
Impact of foreign exchange	(973)	6,337

Provision, end of the year	69,394	61,480

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At December 31, 2016, the long-term portion was $64,037,000 (2015 – $56,722,000).

Provisions for claims

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Provisions, beginning of the year	13,277	4,506
Current-year provisions	2,316	2,087
Claims from acquisitions	23,639	8,746
Claims paid or otherwise settled	(11,289)	(4,255)
Impact of foreign exchange	(2,733)	2,193

Provisions, end of the year	25,210	13,277

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 7 and 14).

Onerous contracts

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Liability, beginning of the year	10,693	7,812
Current-year provisions	4,319	3,724
Resulting from acquisitions	2,462	1,450
Costs paid or otherwise settled	(6,582)	(3,290)
Impact of foreign exchange	(100)	997

Liability, end of the year	10,792	10,693

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until 2024.

Notes to the Consolidated Financial Statements December 31, 2016	F-38	Stantec Inc.

19. NET EMPLOYEE DEFINED BENEFIT LIABILITY

Resulting from the MWH acquisition on May 6, 2016, the Company became the sponsor of defined benefit pension plans (the Plans) covering certain full-time employees and past employees, primarily in the United Kingdom. The benefits for the defined benefit pension plans are based on final compensation and years of service. The Plans ceased all future service benefits, although the future salary link has been retained for certain continuing active members.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees, consisting of four employer-appointed trustees (of which one is a professional trustee) and two-member nominated trustees, that is responsible for administering the plan assets and defining the Plans’ investment policies.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent was completed as at March 31, 2014. The Plans require that contributions be made to separately administered funds, which are maintained independently with custodians. The Company expects to contribute $11,800,000 to the Plans in 2017.

The Plans expose the Company to a number of risks, including: changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. As the plan assets include significant investments in equities, the Company is also exposed to price risk.

Guaranteed annuities are purchased for certain plan members upon retirement which protects a portion of the Plans from changes in interest rates and longevity post retirement. Post-retirement benefits that are fully matched with insurance policies have been included in both the asset and liability figures in the following tables.

A program of liability-driven investments (LDIs) has been implemented to hedge a portion of the Plans’ long-term interest rate risk. The LDI program is at a relatively early stage and relates to only a portion of the Plans’ investments; therefore, the Plans remain exposed to significant interest rate risk, along with the other risks mentioned above.

Notes to the Consolidated Financial Statements December 31, 2016	F-39	Stantec Inc.

The following table shows a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components:

		Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liability

(In thousands of Canadian dollars)	Note	2016 $	2016 $	2016 $

Acquisition of MWH	7	383,609	(339,786)	43,823

Included in profit or loss
Service costs		3	-	3
Interest expense (income)		7,517	(6,700)	817
Administrative expenses paid by the Plans		-	907	907

		7,520	(5,793)	1,727

Included in other comprehensive income
Return on plan assets (excluding interest income)		-	(19,521)	(19,521)
Actuarial (gains) losses arising from:
Changes in demographic assumptions		(1,306)	-	(1,306)
Changes in financial assumptions		35,015	-	35,015
Experience adjustments		3,194	-	3,194
Effect of movement in exchange rates		(44,985)	40,140	(4,845)

		(8,082)	20,619	12,537

Other
Effect of movement in exchange rates		(8,431)	8,431	-
Contributions by employer		-	(7,597)	(7,597)

		(8,431)	834	(7,597)

Balance, end of the year		374,616	(324,126)	50,490

Comparative figures have not been included in the above table and the supporting tables in this note as the Company did not sponsor defined benefit pension plans in 2015.

Notes to the Consolidated Financial Statements December 31, 2016	F-40	Stantec Inc.

The major categories of plan assets, measured at fair value, are as follows:

(In thousands of Canadian dollars)	December 31 2016 $

Cash and cash equivalents	8,807

Investments quoted in active markets (mutual funds and exchange-traded funds):
Equities	80,804
Corporate bonds and fixed income	36,110
Property funds	7,979

Unquoted investments (insurance contract):
Annuity policies	90,520
Equities and property	59,045
Corporate bonds	19,083
Cash and cash equivalents	21,778

Fair value of plan assets	324,126

The investment policy for the Plans is to balance risk and return. Approximately 40% of the Plans’ assets are invested in mutual funds and exchange-traded funds (both of which are fair valued using quoted market prices) or held in cash. Approximately 30% of the Plans’ assets are held in annuity policies which are purchased for certain plan members upon retirement. The fair value of these policies reflects the value of the obligation for these retired plan members determined using actuarial techniques and guaranteed annuity rates. The remaining assets of the Plans are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the assets, which is not wholly dependent on stock market fluctuations, to reflect the long-term performance of the investment. The insurance contract is fair valued using valuation techniques with market observable inputs.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The principal assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

December 31 2016

Discount rate	2.68%
Rate of increase in salaries	4.50%
Rate of inflation, pre-retirement	2.45%
Rate of inflation, post-retirement	3.25%
Rate of increase in future pensions payment	3.58%

Life expectancy at age 65 for current pensioners:
Male	22 years
Female	24 years

Life expectancy at age 65 for current members aged 40:
Male	24 years
Female	26 years

At December 31, 2016, the weighted average duration of the defined benefit obligation was 14 years.

Notes to the Consolidated Financial Statements December 31, 2016	F-41	Stantec Inc.

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31 2016

(In thousands of Canadian dollars)	Increase $	Decrease $

Change in discount rate by 0.25%	(10,514)	11,042
Change in pre-retirement inflation rate by 0.25%	3,497	(3,279)
Change in post-retirement inflation rate by 0.25%	5,027	(4,590)
Change in salary growth by 0.25%	773	(618)
Change in pension increase assumption by 0.25%	773	(773)
Increase of one year in the life expectancy	4,635	n/a

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant, and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

20. OTHER LIABILITIES

(In thousands of Canadian dollars)	Note	December 31 2016 $	December 31 2015 $

Deferred gain on sale leaseback		1,080	1,790
Lease inducement benefits		50,322	44,967
Lease disadvantages		4,840	3,994
Deferred share units payable	24	16,150	16,550
Other cash-settled share-based compensation	24	8,042	5,882
Liability for uncertain tax positions		28,788	6,667

		109,222	79,850
Less current portion		20,795	12,162

Long-term portion		88,427	67,688

21. DERIVATIVE FINANCIAL INSTRUMENTS

During the year ended December 31, 2016, the Company entered into US$773 million foreign currency forward contract agreements to purchase US$773 million for $1,009 million at fixed rates varying from 1.3236 to 1.28655 that matured on May 6, 2016. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on the purchase price of MWH that was to be paid in US dollars. The fair value of the contracts resulted in a realized loss of $10,244,000. The Company designated these foreign currency forward contracts as a cash flow hedge against the purchase price of MWH; therefore, the unrealized loss relating to these derivative financial instruments was recorded in other comprehensive income until it was realized on the maturity date. The hedging relationship was effective to the date of maturity.

22. COMMITMENTS

The Company has various operating lease commitments, including commitments for annual basic premises rent under long-term leases and equipment and vehicle operating leases. The Company also has purchase obligations for cloud services, software support, and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Notes to the Consolidated Financial Statements December 31, 2016	F-42	Stantec Inc.

Future minimum rental payments payable under noncancellable operating leases and purchase obligations as at December 31, 2016, are as follows:

(In thousands of Canadian dollars)	$

Within one year	220,668
After one year but not more than five years	534,915
More than five years	381,952

1,137,535

The premises rental expense for the year ended December 31, 2016, was $164,988,000 (2015 – $134,035,000).

23. CONTINGENCIES AND GUARANTEES

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 18. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under engineering and construction contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

24. SHARE CAPITAL

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2015, the Company filed a Normal Course Issuer Bid with the TSX, which enabled it to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. During 2016, 572,825 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $18,210,000. Of this amount, $1,754,000 and $95,000 reduced the share capital and contributed surplus accounts, respectively, with $16,361,000 being charged to retained earnings. On November 9, 2016, the Company received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid which enables it to purchase up to 3,418,357 common shares during the period November 14, 2016, to November 13, 2017. No common shares were repurchased for cancellation in 2015.

During 2016, the Company filed a short-form prospectus with securities regulators in Canada and the United States to allow for the issuance of 17,360,000 in subscription receipts for $525,140,000, representing the right of the holder to

Notes to the Consolidated Financial Statements December 31, 2016	F-43	Stantec Inc.

receive, without payment of additional consideration, one common share of the Company upon closing of the MWH acquisition. After share issuance costs of $22,781,000, the net proceeds to the Company were $502,359,000. The underwriters exercised their option to purchase an overallotment of 2,604,000 subscription receipts for $78,771,000 under the same terms as above. After share issuance costs of $3,069,000, the net proceeds on the overallotment were $75,702,000. Therefore, the total price to the public, the issuance costs, and the net proceeds to the Company were $603,911,000, $25,850,000, and $578,061,000, respectively.

During 2016, the Company recognized a share-based compensation expense of $8,912,000 (2015 – $11,200,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $4,418,000 (2015 – $5,238,000) related to the fair value of options granted and $4,494,000 (2015 – $5,962,000) related to the cash-settled share-based compensation (DSUs, RSUs, and PSUs).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors.

The table below describes the dividends declared and recorded in the consolidated financial statements in 2016.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
February 24, 2016	March 31, 2016	April 14, 2016	0.1125	10,563,000
May 11, 2016	June 30, 2016	July 14, 2016	0.1125	12,814,000
August 3, 2016	September 30, 2016	October 13, 2016	0.1125	12,819,000
November 9, 2016	December 30, 2016	January 12, 2017	0.1125	-

At December 31, 2016, trade and other payables included $12,834,000 (2015 – $9,916,000) related to the dividends declared on November 9, 2016.

Share-based payment transactions

In 2016, under the long-term incentive program, the Company granted share options and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 3,655,020 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and March 3, 2022.

	December 31		December 31
	2016		2015
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	#	$	#	$

Share options, beginning of the year	2,980,601	26.17	2,676,568	21.82
Granted	995,904	32.83	965,064	32.01
Exercised	(254,156)	19.76	(599,640)	15.81
Forfeited	(67,329)	31.45	(61,391)	29.48

Share options, end of the year	3,655,020	28.33	2,980,601	26.17

Notes to the Consolidated Financial Statements December 31, 2016	F-44	Stantec Inc.

The options held by officers and employees at December 31, 2016, were as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

14.33 – 14.88	505,980	1.73	14.66	505,980	1.73	14.66
20.88	548,136	3.16	20.88	548,136	3.16	20.88
32.01 – 32.90	2,600,904	4.60	32.56	774,275	4.56	32.56

14.33 – 32.90	3,655,020	3.99	28.33	1,828,391	3.36	24.09

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions.

In 2016, the Company granted 995,904 (2015 – 965,064) share options. The estimated fair value of options granted at the share market price on the grant date was $5.22 (2015 – $5.86) and was determined using the weighted average assumptions indicated below:

	2016	2015

Volatility in the price of the Company’s shares (%)	23.73	24.73
Risk-free interest rate (%)	0.76	0.59
Expected hold period to exercise (years)	3.50	4.50
Dividend yield (%)	1.370	1.310
Exercise price ($)	32.83	32.01

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share options. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the options. The options have a contractual life of five years.

A summary of the status of the Company’s non-vested options as at December 31, 2016, and of changes in the period are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the year	1,722,237	6.33
Granted	995,904	5.22
Vested	(840,267)	6.23
Forfeited	(51,245)	5.89
Non-vested share options, end of the year	1,826,629	5.78

As at December 31, 2016, 1,826,629 (2015 – 1,722,237) options remained unvested. As at December 31, 2016, a total compensation cost of $3,938,000 (2015 – $3,501,000) relating to the Company’s share option plans remained unrecognized. This cost is expected to be recognized over a weighted average period of 0.98 years (2015 – 0.86 years).

Notes to the Consolidated Financial Statements December 31, 2016	F-45	Stantec Inc.

b) Restricted share units

Under the Company’s restricted share unit (RSU) plan, senior vice presidents (SVPs) received RSUs. An RSU is equal to one common share. After two years from the date granted, SVPs received a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The RSUs vested on their grant date since the SVPs were not required to complete a specified period of service. The units were recorded at fair value. RSUs were adjusted for dividends as they arose, based on the number of units outstanding on the record date.

During 2016, no RSU’s (2015 – 494) were issued and 38,450 RSUs were paid at an intrinsic value of $1,137,000 (2015 – 50,535 units paid at an intrinsic value of $1,647,000). At December 31, 2016, no RSUs were outstanding (2015 – 38,450 RSUs were outstanding at a fair value of $1,135,000).

c) Performance share units

Under the Company’s Long-Term Incentive Plan, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted performance share units (PSUs). These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During 2016, 233,255 PSUs were issued (2015 – 197,370) and 5,243 units were forfeited (2015 – 5,064). At December 31, 2016, 576,055 PSUs were outstanding at a fair value of $15,452,000 (2015 – 348,043 PSUs were outstanding at a fair value of $9,962,000).

d) Deferred share units

The Company also has a deferred share unit (DSU) plan; directors of the board may receive DSUs. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During 2016, 37,325 DSUs (2015 – 57,073) were issued. At December 31, 2016, 466,365 DSUs were outstanding at the fair value of $16,150,000 (2015 – 476,777 DSUs were outstanding at a fair value of $16,550,000).

25. FAIR VALUE MEASUREMENTS

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly

•	Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

Notes to the Consolidated Financial Statements December 31, 2016	F-46	Stantec Inc.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2016, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the year ended December 31, 2016, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at December 31, 2016:

(In thousands of Canadian dollars)	Notes	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Assets
Investments held for self-insured liabilities	14	141,142	-	141,142	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at December 31, 2016:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	17	127,565	-	127,565	-

The fair values of notes payable are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

26. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

Notes to the Consolidated Financial Statements December 31, 2016	F-47	Stantec Inc.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which, at December 31, 2016, was $1,203,532,000 (2015 – $785,795,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equities, and term deposits. The risk associated with corporate bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at December 31, 2016, was 57 days (2015 – 68 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800 million revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at December 31, 2016, was $329,141,000 (2015 – $252,113,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 7).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total	Less than 1 Year	1 to 3 Years	After 3 Years
(In thousands of Canadian dollars)	$	$	$	$

December 31, 2015
Trade and other payables	352,199	352,199	-	-
Long-term debt	368,226	133,557	233,523	1,146
Other financial liabilities	5,349	2,601	247	2,501

Total contractual obligations	725,774	488,357	233,770	3,647

December 31, 2016
Trade and other payables	718,197	718,197	-	-
Long-term debt	1,022,956	92,390	929,478	1,088
Other financial liabilities	9,969	2,378	7,591	-

Total contractual obligations	1,751,122	812,965	937,069	1,088

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and term loan outstanding in future periods. Further information on long-term debt is included in note 17.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at December 31, 2016, was 0.5% higher, with all other variables held constant, net income would have decreased by $2,390,000. If it was 0.5% lower, an equal and opposite impact on net income would have occurred.

Notes to the Consolidated Financial Statements December 31, 2016	F-48	Stantec Inc.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts.

If exchange rates were 1.0% lower at December 31, 2016, with all other variables held constant, net income would have decreased by $129,000. If they were 1.0% higher, an equal and opposite impact on net income would have occurred.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. A 1.0% increase in equity prices at December 31, 2016, would have increased the Company’s comprehensive income by $337,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

27. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 12%

These targets are established annually and monitored quarterly. The Company revised its target for ROE from at or above 14% that was set for 2015 to at or above 12% for 2016. ROE is impacted by net income and by fluctuations in the Canadian dollar since the resulting unrealized gains or losses on the translation of the Company’s foreign subsidiaries impacts shareholders’ equity. As well, ROE is impacted by remeasurements of the Company’s defined benefit pension plans.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at December 31, 2016, was 2.38 (2015 – 0.94), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE for the year ended December 31, 2016, was 7.8%

Notes to the Consolidated Financial Statements December 31, 2016	F-49	Stantec Inc.

(2015 – 12.9%). The Company did not meet its ROE target since net income was impacted by acquisition-related costs and additional shares issued that primarily related to the MWH acquisition.

The Company is subject to restrictive covenants related to its New Credit Facilities that are measured quarterly. These covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was also subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that were measured quarterly. These facilities were repaid and redeemed, respectively, during the second quarter of 2016. These covenants included, but were not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR was calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may have constituted a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2016.

28. INCOME TAXES

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31

	2016	2015
	%	%

Income tax expense at statutory Canadian rates	27.0	26.5
Increase (decrease) resulting from:
Rate differential on foreign income	5.2	2.0
Unrecognized tax losses and temporary differences	1.1	-
Non-deductible acquisition related costs	1.2	-
Non-deductible meals and entertainment	1.0	0.6
Income from associated companies	0.7	(0.2)
Non-taxable foreign income	(7.3)	(1.7)
Research and development and other tax credits	(1.3)	(1.7)
Other	0.2	0.6
	27.8	26.1

The major components of deferred income tax expense (recovery) are as follows:

	For the year ended December 31

	2016	2015
(In thousands of Canadian dollars)	$	$

Origination and reversal of timing differences	12,655	(10,067)
Carryback of tax losses	-	3,335
Unrecognized tax losses and temporary differences	1,804	-
Change of tax rates	(1,897)	434

Total deferred income tax expense (recovery)	12,562	(6,298)

Notes to the Consolidated Financial Statements December 31, 2016	F-50	Stantec Inc.

Significant components of the Company’s net deferred income tax assets (liabilities) are as follows:

	December 31 2016	December 31 2015
(In thousands of Canadian dollars)	$	$

Deferred income tax assets (liabilities)
Differences in timing of taxability of revenue and deductibility of expenses	69,306	46,257
Loss carryforwards	22,202	9,168
Employee defined benefit plan	8,695	-
Carrying value of property and equipment less than (in excess of) tax cost	4,610	543
Carrying value of intangible assets in excess of tax cost	(150,725)	(53,006)
Cash to accrual adjustment on acquisition of US subsidiaries	(7,801)	(10,731)
Other	316	(2,233)

	(53,397)	(10,0 02)

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31	December 31
	2016	2015
(In thousands of Canadian dollars)	$	$

Balance, beginning of the year	(10,002)	(15,801)
Tax recovery during the year recognized in net income	(12,562)	6,298
Tax effect on other comprehensive income	2,886	77
Deferred taxes acquired through business combinations	(28,253)	851
Impact of foreign exchange	(4,459)	(985)
Other	(1,007)	(442)

Balance, end of the year	(53,397)	(10,002)

At December 31, 2016, except as noted below, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements.

	December 31	December 31
	2016	2015
(In thousands of Canadian dollars)	$	$

Deductible temporary differences	8,812	153
Non-capital tax losses:
Expire (2017-2036)	36,804	8,044
Never expire	53,991	8,840
	90,795	16,884
Capital tax losses:
Never expire	10,292	-

	109,899	17,037

Notes to the Consolidated Financial Statements December 31, 2016	F-51	Stantec Inc.

29. NET INTEREST EXPENSE AND OTHER NET FINANCE EXPENSE

	For the year ended December 31
Net interest expense

(In thousands of Canadian dollars)	2016 $	2015 $

Interest on notes payable	4,407	4,327
Interest on revolving credit facilities	19,791	2,365
Interest on senior secured notes	5,809	5,649
Interest on finance leases	327	288
Other	1,194	676

Total interest expense	31,528	13,305

Interest income on available-for-sale investment debt securities	(2,140)	(1,738)
Other	(740)	(638)

Total interest income	(2,880)	(2,376)

Net interest expense	28,648	10,929

Other net finance expense

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

Amortization on available-for-sale investment debt securities	409	682
Bank charges	7,255	2,651

Total other finance expense	7,664	3,333

Realized gain on sale of available-for-sale investment debt securities	(51)	(25)
Derecognition of notes payable	(1,257)	-

Other net finance expense	6,356	3,308

30. EMPLOYEE COSTS

		For the year ended December 31

(In thousands of Canadian dollars)	Note	2016 $	2015 $

Wages, salaries, and benefits		2,211,728	1,666,251
Pension costs		58,852	46,608
Share-based compensation	24	8,912	11,200

Total employee costs		2,279,492	1,724,059

Direct labor		1,422,058	1,081,088
Indirect labor		857,434	642,971

Total employee costs		2,279,492	1,724,059

Notes to the Consolidated Financial Statements December 31, 2016	F-52	Stantec Inc.

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs are $57,125,000 (2015 – $46,608,000) related to defined contribution plans.

31. OTHER EXPENSE (INCOME)

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

Loss (gain) on sale of property and equipment	1,452	(1,888)
Realized gain on available-for-sale equity securities	(28)	(4,466)
Loss on sale of a subsidiary	-	4,096
Other	(1,152)	(974)

Total other expense (income)	272	(3,232)

32. EARNINGS PER SHARE

The number of basic and diluted common shares outstanding, calculated on a weighted average basis, is as follows:

	December 31 2016 #	December 31 2015 #

Basic shares outstanding	107,006,168	94,143,455
Share options (dilutive effect of 3,655,020 options; 2015 – 2,980,601 options)	319,623	450,480

Diluted shares outstanding	107,325,791	94,593,935

At December 31, 2016, and 2015, no options were antidilutive.

Notes to the Consolidated Financial Statements December 31, 2016	F-53	Stantec Inc.

33. CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the year	130,549	156,378
Add (deduct) items not affecting cash:
Depreciation of property and equipment	51,172	45,880
Amortization of intangible assets	75,660	37,853
Deferred income taxes	12,562	(6,298)
Loss (gain) on sale of property and equipment	1,452	(1,888)
Realized gain on available-for-sale equity securities	(28)	(4,466)
Loss on sale of a subsidiary	-	4,096
Share-based compensation	8,912	11,200
Provision for self-insured liabilities and claims	12,769	14,212
Share of income from joint ventures and associates	(2,406)	(2,048)
Other non-cash items	(2,426)	(9,434)

	288,216	245,485

Trade and other receivables	32,766	(7,897)
Unbilled revenue	1,890	12,736
Prepaid expenses	(1,536)	(665)
Income taxes recoverable	(4,791)	(6,606)
Trade and other payables	1,699	(21,103)
Billings in excess of costs	(32,556)	(16,431)

	(2,528)	(39,966)

Cash flows from operating activities	285,688	205,519

34. RELATED-PARTY DISCLOSURES

Subsidiaries

At December 31, 2016, the Company has subsidiaries that are controlled by the Company and are consolidated in its financial statements. Control is established when the Company is exposed to the variable returns of the entity and can use its power to influence the variable returns.

The Company owns 100% of the voting and restricted securities of the entities below, except for certain non-controlling interests as noted. Based on facts and circumstances, management determined that the Company controls these entities and that the non-controlling interests are immaterial.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
9073-4195 Québec Inc.	Québec, Canada
AIVEK Stantec Limited Partnership*	Newfoundland and Labrador, Canada
Azimut Services (Central) Inc.	Canada
Brycon-MWHC Joint Venture*	Unincorporated
Bury – AUS, Inc.	Texas, United States
Bury – DFW, Inc.	Texas, United States

   *Non-controlling interest

Notes to the Consolidated Financial Statements December 31, 2016	F-54	Stantec Inc.

Name	Jurisdiction of Incorporation

Bury – HOU, Inc.	Texas, United States
Bury – SAN, Inc.	Texas, United States
Bury + Partners-HS&A, Inc.	Texas, United States
Bury + Partners-International, Inc.	Texas, United States
Bury + Partners-Public Works, Inc.	Delaware, United States
Bury + Partners-Virginia, Inc.	Texas, United States
Bury Holdings, Inc.	Texas, United States
Edwards and Zuck Consulting Engineers, D.P.C.	New York, United States
ENTRAN of Virginia, PLLC	Virginia, United States
FST Engineers, Inc.	New York, United States
Harza Associates of New York PLLC	New York, United States
Harza International Development Company, LLC	Delaware, United States
Hawksley Consulting Limited	New Zealand
Hawksley Consulting Pty Limited	Australia
Houston Airport Alliance*	Unincorporated
Innovyze Limited	United Kingdom
Innovyze Pty Limited	Australia
Innovyze, Inc.	California, United States
International Insurance Group Inc.	Barbados
Land Design Partners-San Antonio, Inc.	Delaware, United States
Land Design Partners, Inc.	Texas, United States
Montgomery Engineers Limited	Bermuda
Montgomery Watson (Bermuda) Ltd.	Bermuda
Montgomery Watson Brasil, Ltda.	Brazil
Montgomery Watson Engineers of New York, P.C.	New York, United States
Montgomery Watson Harza (MWH) Mühendislik ve Müsavirlik
Limited Sirketi	Turkey
Mustang Acquisition Holdings Inc.	Delaware, United States
MWH (DRC) S.P.R.L.	Congo
MWH (Fiji) Limited	Fiji
MWH/AGS SFDPW*	Unincorporated
MWH/AGS/LEE*	Unincorporated
MWH-AGS, Inc. JV*	Unincorporated
MWH Americas, Inc. Chile, Limitada	Chile
MWH Americas of Costa Rica, S.A.	Costa Rica
MWH Americas, A New York Corporation	New York, United States
MWH Americas, Inc.	California, United States
MWH Architects and Engineers of New York, P.C.	New York, United States
MWH Architects and Engineers, Inc.	Delaware, United States
MWH Argentina, S.A.	Argentina
MWH Asia Limited	Hong Kong
MWH Australia Pty Limited	Australia
MWH B.V.	Netherlands
MWH Canada, Inc.	Canada
MWH Constructors Australia Pty Limited	Australia
MWH Constructors Canada Ltd.	Canada
MWH Constructors Holding B.V.	Netherlands
MWH Constructors Holdings Limited	Hong Kong
MWH Constructors Israel, Inc.	Delaware, United States
MWH Constructors Limited	United Kingdom
MWH Constructors Nevada, Inc.	Nevada, United States
MWH Constructors NZ Limited	New Zealand
MWH Constructors, Inc.	Delaware, United States

  *Non-controlling interest

Notes to the Consolidated Financial Statements December 31, 2016	F-55	Stantec Inc.

Name	Jurisdiction of Incorporation

MWH Constructors, Inc. & J.A. Tiberti Construction Co., Inc.
DBA Nevada Water Solutions Joint Venture*	Unincorporated
MWH Constructors, Inc. & Slayden Construction Group Inc.,
Joint Venture*	Unincorporated
MWH Consultants (Singapore) Pte Limited	Singapore
MWH Consulting (Shanghai) Co., Limited	China
MWH-Delta*	Unincorporated
MWH Energy Solutions, Inc.	Delaware, United States
MWH Engineers of D.C., P.C.	District of Columbia, United States
MWH Enterprises, Inc.	Delaware, United States
MWH Environmental Engineering (Shanghai) Co., Limited	China
MWH Environmental Technologies Taiwan Ltd.	Taiwan
MWH Europe Limited	United Kingdom
MWH Farrer Limited	United Kingdom
MWH Holding B.V.	Netherlands
MWH Holdings Limited	New Zealand
MWH IFI Limited	Hong Kong
MWH India Private Ltd.	India
MWH International, Inc.	Delaware, United States
MWH.JHCE JV*	Unincorporated
MWH/Khafra Joint Venture*	Unincorprated
MWH Limited	United Kingdom
MWH New Zealand Limited	New Zealand
MWH NZ International Limited	New Zealand
MWH Pakistan (Private) Limited	Pakistan
MWH Panama S.A.	Panama
MWH Peru, S.A.	Peru
MWH Rateware, Inc.	Delaware, United States
MWH Recovery Limited	New Zealand
MWH ResourceNet (India) Private Limited	India
MWH Società Per Azioni	Italy
MWH Société Anonyme	Belgium
MWH Treatment Limited	United Kingdom
MWH-TRSE*	Unincorporated
MWH UK Limited	United Kingdom
MWH Venezuela C.A.	Venezuela
MWH Venezuela (SA) LLC	Delaware, United States
MWH-WRE*	Unincorporated
R.G. Consulting Group Limited	New Zealand
RDC of Nepal	Cayman Islands
Saenz+Bury Engineering, LLC	Texas, United States
Servicios de Infraestructura SDI C.A.	Venezuela
Slayden Constructors, Inc.	Oregon, United States
Stantec Aircraft Holdings Ltd.	Alberta, Canada
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting México, S. de R.L. de C.V.	Mexico
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States

  *Non-controlling interest

Notes to the Consolidated Financial Statements December 31, 2016	F-56	Stantec Inc.

Name	Jurisdiction of Incorporation

Stantec Delaware III LLC	Delaware, United States
Stantec Delaware IV LLC	Delaware, United States
Stantec Energy & Resources Inc.	Delaware, United States
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Limited	England and Wales
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
Stassinu Stantec Limited Partnership*	Newfoundland and Labrador, Canada
Thomas Hawksley Consulting Limited	United Kingdom
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil

   *Non-controlling interest

There are no significant restrictions on the Company’s ability to access or use assets or to settle liabilities of its subsidiaries. The financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Structured entities

At December 31, 2016, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities, and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following is a list of structured entities that are consolidated in the Company’s financial statements.

Name Jurisdiction of Incorporation

Architecture Stantec Québec Ltée	Québec, Canada
MWH Consultancy (Malaysia) Sdn Bhd	Malaysia
SHW Group LLC	Michigan, United States
Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C. New York, United States

Joint ventures and associates

The Company enters into transactions through its investments in joint ventures and associates. These transactions involve providing or receiving services and these transactions were entered into in the normal course of business and on an arm’s-length basis.

Notes to the Consolidated Financial Statements December 31, 2016	F-57	Stantec Inc.

The following table provides the total dollar amount for transactions that have been entered into with related parties for the year ended December 31, 2016:

(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	41,506	348	28,088
Associates	11,875	451	2,443

The following table provides the total dollar amount for transactions that have been entered into with related parties for the year ended December 31, 2015:
(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	14,753	2,225	5,352
Associates	20,735	706	3,985

Compensation of key management personnel and directors of the Company
		For the year ended December 31

		2016	2015
(In thousands of Canadian dollars)	Note	$	$

Salaries and other short-term employment benefits		12,333	10,062
Directors’ fees		906	240
Share-based compensation	24	3,243	5,825

Total compensation		16,482	16,127

The Company’s key management personnel include its CEO, chief operating officer, chief business officer, chief financial officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

35. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

In 2015 and the first quarter of 2016, the Company had three operating segments: Canada, the United States, and International. These operating segments were aggregated into one reportable segment: Consulting Services. Effective the second quarter of 2016, in connection with the MWH acquisition, the Company has four reportable segments: Construction Services and Consulting Services by geography—Canada, the United States, and Global. No operating

Notes to the Consolidated Financial Statements December 31, 2016	F-58	Stantec Inc.

segments are aggregated to form the reportable segments. Comparative information was restated to conform to this presentation.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Transfer prices between reportable segments are on an arm’s-length basis in a manner similar to transactions with third parties. Inter-segment revenues are eliminated on consolidation and reflected in the “adjustments and eliminations” column.

Reportable segments

	For the year ended December 31, 2016

	Consulting Services					Adjustments
(In thousands of Canadian dollars)	Canada $	United States $	Global $	Construction Services $	Total Segments $	and Eliminations $	Consolidated $

Total gross revenue	1,200,318	2,085,942	488,322	656,864	4,431,446	(131,316)	4,300,130
Less inter-segment revenue	31,457	15,537	72,651	11,671	131,316	(131,316)	-

Gross revenue from external customers	1,168,861	2,070,405	415,671	645,193	4,300,130	-	4,300,130
Less subconsultants and other direct expenses	148,271	471,799	108,245	473,456	1,201,771	-	1,201,771

Total net revenue	1,020,590	1,598,606	307,426	171,737	3,098,359	-	3,098,359

Gross margin	549,683	884,558	178,541	63,519	1,676,301	-	1,676,301

	For the year ended December 31, 2015

	Consulting Services					Adjustments
(In thousands of Canadian dollars)	Canada $	United States $	Global $	Construction Services $	Total Segments $	and Eliminations $	Consolidated $

Total gross revenue	1,343,066	1,477,383	126,352	-	2,946,801	(69,556)	2,877,245
Less inter-segment revenue	26,044	16,408	27,104	-	69,556	(69,556)	-

Gross revenue from external customers	1,317,022	1,460,975	99,248	-	2,877,245	-	2,877,245
Less subconsultants and other direct expenses	154,905	326,215	22,442	-	503,562	-	503,562

Total net revenue	1,162,117	1,134,760	76,806	-	2,373,683	-	2,373,683

Gross margin	639,155	612,424	41,016	-	1,292,595	-	1,292,595

Notes to the Consolidated Financial Statements December 31, 2016	F-59	Stantec Inc.

Geographic information: Non-current assets

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Canada	471,166	476,392
United States	1,479,834	784,993
Other countries	540,522	1,259

Total non-current assets	2,491,522	1,262,644

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Geographic information: Gross revenue

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

Canada	1,168,861	1,317,022
United States	2,475,565	1,460,975
Other countries	655,704	99,248

Total gross revenue from external customers	4,300,130	2,877,245

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

Consulting Services
Buildings	816,248	763,678
Energy & Resources	428,620	430,335
Environmental Services	636,511	566,473
Infrastructure	1,773,558	1,116,759
Construction Services	645,193	-

Total gross revenue from external customers	4,300,130	2,877,245

The Company’s organizational structure was realigned from three to four business operating units effective January 1, 2016. Effective the second quarter of 2016, in connection with the MWH acquisition, the Company was organized into two primary service offerings—Consulting Services and Construction Services. Consulting Services is divided into four business operating units. The allocation of gross revenue to services was reclassified for comparative figures due to these changes.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

Notes to the Consolidated Financial Statements December 31, 2016	F-60	Stantec Inc.

36. AMOUNTS DUE FROM CUSTOMERS

The net amount due from customers, excluding trade receivables, for contracts in progress at each consolidated statement of financial position date is as follows:

	December 31	December 31
	2016	2015
(In thousands of Canadian dollars)	$	$

Gross amount due from customers (unbilled revenue)	421,829	228,970
Gross amount due to customers (billings in excess of costs)	(201,766)	(109,159)

Net amount due from customers	220,063	119,811

At December 31, 2016, the current portion of holdbacks held by customers included in trade and other receivables was $45,049,000 (2015 – $6,908,000).

37. INVESTMENT TAX CREDITS

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2016, investment tax credits of $5,914,000 (2015 – $3,938,000) were recorded and reduced administrative and marketing expenses.

38. EVENTS AFTER THE REPORTING PERIOD

On February 22, 2017, the Company declared a dividend of $0.125 per share, payable on April 13, 2017, to shareholders of record on March 31, 2017.

Notes to the Consolidated Financial Statements December 31, 2016	F-61	Stantec Inc.